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                            February 27, 2024

       Zhihui Yang
       Chief Financial Officer
       New Oriental Education & Technology Group Inc.
       No. 6 Hai Dian Zhong Street
       Haidian District, Beijing 100080
       People   s Republic of China

                                                        Re: New Oriental
Education & Technology Group Inc.
                                                            Form 20-F for
Fiscal Year Ended May 31, 2023
                                                            Response dated
February 1, 2024
                                                            File No. 001-32993

       Dear Zhihui Yang:

              We have reviewed your February 1, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18,
       2024 letter.

       Form 20-F for Fiscal Year Ended May 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 168

   1. We note your response to prior comment 2. For both your board and the boards of your consolidated foreign
operating entities, please tell us how the board members    current or
                                                        prior memberships on,
or affiliations with, committees of the Chinese Communist Party factored into your
determination that none of the board members are officials of the
                                                        Chinese Communist
Party. In addition, please tell us in more detail how you considered the profile of Mr. Yu
and, particularly, his role serving as Standing Committee Member of the Central Committee
of the China Democratic League.
 Zhihui Yang
New Oriental Education & Technology Group Inc.
February 27, 2024
Page 2

       Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401
with any other questions.



                                                         Sincerely,
FirstName LastNameZhihui Yang
                                                   Division of Corporation
Finance
Comapany NameNew Oriental Education & Technology Group Inc.
                                                   Disclosure Review Program
February 27, 2024 Page 2
cc:       Haiping Li
FirstName LastName